Ms. Anne Nguyen Parker

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 16, 2019

Re:	XTI Aircraft Company

Offering Statement on Form 1-A

Post-qualification Amendment No. 2

Filed September 13, 2019

File No. 024-10872

Dear Ms. Nguyen Parker:

Thank you for your efficient review of the Post-qualification amendment of XTI Aircraft Company (the “Company”).

On behalf of the Company, I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on Monday, September 16, 2019, or as soon thereafter as is practicable.

Sincerely,

XTI Aircraft Company

/s/ David Brody

David Brody, President

Cc: Andrew Stephenson

CrowdCheck Law, LLP